CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
THQ Inc.

THQ Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:
That the board of directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Certificate of Incorporation (this “Amendment”) to combine each ten outstanding shares of the Corporation's common stock, par value $.01 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock; and (ii) declaring this Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Company's Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and recommended for approval by the stockholders of the Corporation.

SECOND:
That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:	That the capital of the Corporation shall not be reduced under or by reason of this Amendment.

FOURTH:
That upon the effectiveness of this Amendment, the Certificate of Incorporation is hereby amended such that the following paragraph shall be added after the first paragraph of ARTICLE FIFTH of the Certificate of Incorporation:

As of 5:00 p.m. (pacific time) on July 5, 2012 (the “Effective Time”), each ten (the “Reverse Split Factor”) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $.01 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Each stockholder of record who otherwise would be entitled to receive fractional shares, will be entitled to an amount in cash (without interest or deduction) equal to the fraction of one whole share to which such stockholder would otherwise be entitled multiplied by the product of: (y) the average of the closing prices of the Common Stock on the NASDAQ Global Select Market or other principal market of the Common Stock, as applicable for the five consecutive trading days immediately preceding the Effective Time and (z) the Reverse Split Factor. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split, subject to the elimination of fractional share interests as described above.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by Edward L. Kaufman, Executive Vice President, Business and Legal Affairs, and Corporate Secretary this 5th day of July, 2012.

THQ Inc.

By:     /s/ Edward L. Kaufman
Name:    Edward L. Kaufman,
Title:    Executive Vice President, Business and Legal Affairs,
and Corporate Secretary